UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2026; (Annexure)
3.	Audit report issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank
4.	News Release

Item 1

OTHER NEWS

Sub: Outcome of Board Meeting held on April 18, 2026

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”), at its meeting held today, recommended a dividend of ₹ 12/- (Rupees Twelve only) per equity share of face value of ₹ 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid after the same is approved by the Members at the ensuing Annual General Meeting of the Bank.

The Board, inter alia, approved the following:

1.	Audited financial results of the Bank (standalone and consolidated) for the quarter and year ended March 31, 2026.

We enclose herewith the following as Annexure:

o	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2026;

o	Audit report issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on Audited financial results for the quarter and year ended March 31, 2026.

2.	Annual renewal of fund raising limits by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 250.00 billion by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion for a period of one year, from the date of passing of resolution by the Board. The Board also authorised buyback of debt securities within the limits that the Board is authorised to approve under applicable law.

3.	Extension of tenure of Mr. G. Srinivas as Group Chief Risk Officer of the Bank with effect from August 1, 2026 till July 31, 2028 or his date of superannuation, whichever is earlier.

The Board meeting commenced at 9:55 a.m. and concluded at 1:38 p.m.

Please take the above information on record.

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

STANDALONE FINANCIAL RESULTS

								(₹ in crore)
Sr. No.	Particulars			Three months ended			Year ended
				March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
				(Q4-2026)[15]	(Q3-2026)	(Q4-2025)[15]	(FY2026)	(FY2025)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			43,275.39	41,965.84	42,430.80	169,946.09	163,263.78
	a)	Interest/discount on advances/bills		33,358.87	32,520.08	32,821.33	130,605.55	126,404.72
	b)	Income on investments		8,203.45	8,216.90	8,210.18	33,592.73	32,980.23
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		775.82	672.72	706.12	2,862.93	2,155.82
	d)	Others		937.25	556.14	693.17	2,884.88	1,723.01
2.	Other income			7,308.99	7,368.16	7,260.07	30,757.59	28,506.70
3.	TOTAL INCOME (1)+(2)			50,584.38	49,334.00	49,690.87	200,703.68	191,770.48
4.	Interest expended			20,296.32	20,033.60	21,237.86	81,870.86	82,099.34
5.	Operating expenses (e)+(f)			12,088.95	11,944.44	10,788.76	47,233.95	42,372.32
	e)	Employee cost		4,468.17	4,421.80	4,105.18	17,974.89	16,540.88
	f)	Other operating expenses		7,620.78	7,522.64	6,683.58	29,259.06	25,831.44
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			32,385.27	31,978.04	32,026.62	129,104.81	124,471.66
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			18,199.11	17,355.96	17,664.25	71,598.87	67,298.82
8.	Provisions (other than tax) and contingencies			96.16	2,555.58	890.70	5,380.42	4,682.62
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			18,102.95	14,800.38	16,773.55	66,218.45	62,616.20
10.	Exceptional items			..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			18,102.95	14,800.38	16,773.55	66,218.45	62,616.20
12.	Tax expense (g)+(h)			4,401.27	3,482.52	4,143.97	16,071.81	15,389.21
	g)	Current tax		4,258.31	3,526.76	4,052.73	15,451.22	14,588.49
	h)	Deferred tax		142.96	(44.24)	91.24	620.59	800.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			13,701.68	11,317.86	12,629.58	50,146.64	47,226.99
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			13,701.68	11,317.86	12,629.58	50,146.64	47,226.99
16.	Paid-up equity share capital (face value ₹ 2 each)			1,432.23	1,430.35	1,424.60	1,432.23	1,424.60
17.	Reserves excluding revaluation reserves						329,372.57	284,843.68
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		17.18%	15.59%	16.55%	17.18%	16.55%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (in ₹)	19.15	15.84	17.87	70.21	67.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (in ₹)	18.90	15.62	17.60	69.20	65.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,051.93	23,757.88	24,166.18	23,051.93	24,166.18
	ii)	Net non-performing customer assets		5,459.46	5,731.95	5,589.41	5,459.46	5,589.41
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.40%	1.53%	1.67%	1.40%	1.67%
	iv)	% of net non-performing customer assets to net customer assets		0.33%	0.37%	0.39%	0.33%	0.39%
20.	Return on assets (annualised)			2.40%	2.11%	2.52%	2.33%	2.41%
21.	Net worth[2]			326,794.68	313,155.63	282,055.56	326,794.68	282,055.56
22.	Outstanding redeemable preference shares			..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.19	0.20	0.21	0.19	0.21
25.	Total debts to total assets[4]			5.27%	5.13%	5.83%	5.27%	5.83%

1.	Customer assets consist of advances and credit substitutes. At March 31, 2026, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.44% (December 31, 2025: 1.57%, March 31, 2025: 1.73%) and net non-performing advances to net advances was 0.35% (December 31, 2025: 0.39%, March 31, 2025: 0.42%).

2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	March 31, 2026	December 31, 2025	March 31, 2025
	(Audited)	(Unaudited)	(Audited)
CAPITAL AND LIABILITIES
Capital	1,432.23	1,430.35	1,424.60
Employees stock options/units outstanding	2,682.07	2,498.82	2,069.84
Reserves and surplus	333,257.12	319,203.89	288,581.86
Deposits	1,794,624.98	1,659,610.94	1,610,348.02
Borrowings (includes subordinated debt)	124,994.11	112,334.90	123,538.26
Other liabilities and provisions	115,540.49	95,511.13	92,277.39
TOTAL CAPITAL AND LIABILITIES	2,372,531.00	2,190,590.03	2,118,239.97

ASSETS
Cash and balances with Reserve Bank of India	121,024.05	63,668.79	119,928.12
Balances with banks and money at call and short notice	109,311.11	82,669.57	65,633.88
Investments	492,217.33	494,642.05	504,756.74
Advances	1,553,892.95	1,466,153.55	1,341,766.16
Fixed assets	13,922.47	13,574.38	12,838.74
Other assets	82,163.09	69,881.69	73,316.33
TOTAL ASSETS	2,372,531.00	2,190,590.03	2,118,239.97

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Year Ended
		March 31, 2026	March 31, 2025
		(FY2026)	(FY2025)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		66,218.45	62,616.20

Adjustments for:
Depreciation and amortisation		2,540.78	2,212.50
Net (appreciation)/depreciation on investments		534.97	125.67
Specific provision for non-performing loans, restructured and other assets		6,208.10	4,016.24
General provision for standard assets		768.13	574.82
Provision for contingencies & others		(940.98)	(755.92)
Employees stock options/units expense		943.11	790.15
Income from subsidiaries and consolidated entities		(3,458.41)	(2,619.01)
(Profit)/loss on sale of fixed assets and other assets		(289.92)	(42.95)
	(i)	72,524.23	66,917.70

Adjustments for:
(Increase)/decrease in investments		28,273.81	36,998.74
(Increase)/decrease in advances		(218,334.89)	(161,381.01)
Increase/(decrease) in deposits		184,274.30	197,523.07
(Increase)/decrease in other assets		(10,062.74)	(629.15)
Increase/(decrease) in other liabilities and provisions		20,498.87	(2,829.50)
	(ii)	4,649.35	69,682.15

Refund/(payment) of direct taxes	(iii)	(12,447.98)	(14,243.34)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	64,725.60	122,356.51
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries/joint ventures/associates (including application money)		(2,567.92)	(1,376.13)
Income from subsidiaries and consolidated entities		3,458.41	2,619.01
Purchase of fixed assets		(2,732.26)	(3,370.45)
Proceeds from sale of fixed assets		27.56	59.63
(Purchase)/sale of held-to-maturity securities		(14,513.65)	(67,513.87)
Net cash flow from/(used in) investing activities	(B)	(16,327.86)	(69,581.81)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		1,360.65	1,437.52
Proceeds from long-term borrowings		34,783.42	28,852.81
Repayment of long-term borrowings		(38,638.46)	(31,671.94)
Net proceeds/(repayment) of short-term borrowings		5,774.91	1,127.30
Dividend paid		(7,853.15)	(7,041.26)
Net cash flow from/(used in) financing activities	(C)	(4,572.63)	(7,295.57)
Effect of exchange fluctuation on translation reserve	(D)	948.05	156.86

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		44,773.16	45,635.99

Cash and cash equivalents at beginning of the year		185,562.00	139,926.01
Cash and cash equivalents at end of the year		230,335.16	185,562.00

1.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on standalone financial results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on April 18, 2026.

2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at March 31, 2026 are given below:

(₹ in crore)

Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan –at September 30, 2025 (A)	Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2026[1]	Of (A) amount written off during six month ended March 31, 2026	Of (A) amount paid by the borrowers during six month ended March 31, 2026[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31,2026
Personal Loans[3]	816.55	17.72	0.40	40.63	758.20
Corporate Persons[4]	515.40	..	..	37.39	478.01
Of which MSMEs	..	..	..	..	..
Others	252.42	1.10	..	(7.86)	259.18
Total	1,584.37	18.82	0.40	70.16	1,495.39

1.	Includes cases which have been written off during the period.

2.	Net of increase in exposure during the period.

3.	Includes various categories of retail loans.

4.	As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

4.	Details of loans sold/acquired by the Bank as per Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 are given below:

a)	Loans not in default

(i)	Details of loans not in default sold/acquired under assignment/participation during the year ended March 31, 2026:

(₹ in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	11,306.60	2,993.08
Weighted average residual maturity (in years)	8.57	5.80
Weighted average holding period of the originator (in years)	0.77	1.62
Retention of beneficial economic interest by the originator	11,393.28	4,260.14
Tangible security coverage (times)	1.55	1.60

1.	In addition, the Bank has acquired facilities amounting to ₹ 927.86 crore and sold facilities amounting to ₹ 1,175.60 crore during the year ended March 31, 2026 through novation.

2.	In addition, the Bank has acquired loans amounting to ₹ 2,241.05 crore through risk participation from secondary market.

3.	The disclosure includes loans acquired through buyout similar to direct assignment.

(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during the year ended March 31, 2026:

(₹ in crore)

Rating	Loans acquired	Loans sold
IND A-, A+, A, AA, AA+, AA-	150.00	710.00
ICRA A, AA, A+	2,150.00	..
Crisil A, A+, AA, AA+, A-	49.12	973.97
Crisil BBB, BBB+	..	207.04
CareEdge A	..	75.00
Infomerics-AA-	..	100.00

1.	Excluding retail and other unrated loans.

b)	Stressed loans (NPA and Special Mention Account accounts)

(i)	Details of stressed loans classified as NPA sold by the Bank during the year ended March 31, 2026:

(₹ in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	115	1
Aggregate principal outstanding of loans transferred[2]	345.00	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)	52.35	..
Aggregate consideration	245.80	282.20
Additional consideration realised in respect of accounts transferred in earlier years	140.26	..

1.	Excess provision reversed to profit and loss account on account of sale of NPAs to ARCs was ₹ 193.45 crore.

2.	Net of write-off.

3.	For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during the year ended March 31, 2026.

(iii)	The Bank has not acquired non-performing loans during the year ended March 31, 2026.

(iv)	Details of rating-wise distribution of SRs held by the Bank at March 31, 2026:

(₹ in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	114.79
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	616.73
Total		731.52

1.	Amount represents net of provisions.

2.	Further, the Bank holds marked-to-market loss of ₹ 364.39 crore and additional provision of ₹ 367.13 crore.

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

5.	Details of projects under implementation as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 for three months ended March 31, 2026.

(₹ in crore)

Sr. No.	Particulars	No of Accounts	Total Outstanding[1]
1	Projects under implementation accounts at the beginning of the quarter	474	24,743.39
2	Projects under implementation accounts sanctioned during the quarter	296	2,566.77
3	Projects under implementation accounts where DCCO has been achieved during the quarter	12	828.71
4	Projects under implementation accounts at the end of the quarter (1+2-3)	758	27,392.39[2]
5	Out of ‘4’ – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be has been invoked	59	892.49
5.1	Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	2	70.39
5.2	Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	57	822.10
5.3	Out of ‘5’ – accounts in respect of which Resolution plan has failed	..	..
6	Out of ‘5’, accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	2	72.93
7	Out of ‘5’, accounts in respect of which cost overrun associated with extension in DCCO was funded	..	..
7.1	Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	..	..
7.2	Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	..	..
8	Out of ‘4’ – accounts in respect of which resolution process not involving extension in DCCO has been invoked	5	428.73
8.1	Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	..	..
8.2	Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	5	428.73
8.3	Out of ‘8’ – accounts in respect of which Resolution plan has failed	..	..

1.	Represents loans and advances net of provision.

2.	Includes movement of ₹ 910.94 crore during Q4-2026 in projects under implementation accounts existing at the beginning of the quarter.

6.	The following tables set forth, for the periods indicated, necessary details of Co-Lending Arrangements (CLAs) on an aggregate basis as per Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025.

(₹ in crore, except percentage)

Sr. No	Particulars	At March 31, 2026
1	Quantum of CLAs - Number of CLA partners (No) - Number of outstanding cases (No) - Amount of Gross outstanding (₹)	4 11,051 1,538.01[1]
2	Weighted average rate of interest (%)	8.87%
3	Fees paid during the quarter (₹)	2.98
4	Broad sectors in which CLA was made	Home Loan, Loan against property, Business Loan
5	Performance of loans under CLA - Standard loans (₹) - Non-Performing loans (₹)	1,461.94[1] 76.07[1]
6	Details related to default loss guarantee (if any) (₹)	..

1.	Net of write-off.

7.	At March 31, 2026, the Bank holds contingency provision of ₹ 13,100.00 crore (December 31, 2025: ₹ 13,100.00 crore and March 31, 2025: ₹ 13,100.00 crore).

8.	During FY2025, pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.

9.	The new Labour Codes were notified by the government during November 2025, pursuant to which the Bank charged an amount of ₹ 145.00 crore to the profit and loss account during the quarter ended December 31, 2025 based on certain estimates and assumptions. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Bank’s staff emoluments from time to time.

10.	During FY2026, following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 1,283.00 crore in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.

11.	During Q4-2026, the Bank has allotted 9,439,860 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.

12.	The Board of Directors has recommended a dividend of ₹ 12 per equity share for FY2026. The declaration and payment of dividend is subject to requisite approvals.

13.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

14.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

15.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026 and the amount for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025.

16.	₹ 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr No.	Particulars	Three months ended			Year ended
		March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
		(Q4-2026)[7]	(Q3-2026)	(Q4-2025)[7]	FY2026	FY2025
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	40,608.58	40,568.71	40,617.66	162,394.20	156,184.68
b	Wholesale banking	23,114.71	22,169.86	21,535.91	87,847.28	82,436.21
c	Treasury	34,341.12	33,229.50	34,778.14	138,409.17	135,052.58
d	Other Banking	1,341.01	984.12	1,046.40	4,702.94	4,386.29
	Total segment revenue	99,405.42	96,952.19	97,978.11	393,353.59	378,059.76
	Less: Inter segment revenue	48,821.04	47,618.19	48,287.24	192,649.91	186,289.28
	Income from operations	50,584.38	49,334.00	49,690.87	200,703.68	191,770.48
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	6,927.01	5,263.49	6,493.42	23,244.23	21,621.04
b	Wholesale Banking	7,037.05	6,305.48	5,551.79	24,488.98	21,564.63
c	Treasury	3,742.24	3,085.30	4,465.62	17,229.86	18,760.73
d	Other banking	396.65	146.11	262.72	1,255.38	669.80
	Total segment results	18,102.95	14,800.38	16,773.55	66,218.45	62,616.20
3.	Segment assets
a	Retail Banking	878,848.27	824,215.60	792,930.19	878,848.27	792,930.19
b	Wholesale banking	678,574.42	647,658.57	548,269.82	678,574.42	548,269.82
c	Treasury	761,180.39	671,399.11	721,695.52	761,180.39	721,695.52
d	Other Banking	49,768.52	43,084.36	50,597.21	49,768.52	50,597.21
e	Unallocated	4,159.40	4,232.39	4,747.23	4,159.40	4,747.23
	Total segment assets	2,372,531.00	2,190,590.03	2,118,239.97	2,372,531.00	2,118,239.97
4.	Segment liabilities
a	Retail Banking	1,220,339.34	1,163,396.57	1,111,966.22	1,220,339.34	1,111,966.22
b	Wholesale banking	644,705.85	553,096.38	555,997.39	644,705.85	555,997.39
c	Treasury	147,173.69	129,265.47	137,562.04	147,173.69	137,562.04
d	Other Banking	7,109.19	6,139.12	7,538.02	7,109.19	7,538.02
e	Unallocated	15,831.51	15,559.43	13,100.00	15,831.51	13,100.00
	Total segment liabilities	2,035,159.58	1,867,456.97	1,826,163.67	2,035,159.58	1,826,163.67
5.	Capital Employed	337,371.42	323,133.06	292,076.30	337,371.42	292,076.30
6.	Total (4) + (5)	2,372,531.00	2,190,590.03	2,118,239.97	2,372,531.00	2,118,239.97

Notes on standalone segmental results:

1.	'The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

'RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr No.	Particulars	Segment Revenue	Segment Results	Segment assets	Segment liabilities
	Q4-2026
	Retail Banking	40,608.58	6,927.01	878,848.27	1,220,339.34
(i)	Digital Banking	11,364.68	1,923.10	146,376.71	288,754.05
(ii)	Other Retail Banking	29,243.90	5,003.91	732,471.56	931,585.29
	Q3-2026
	Retail Banking	40,568.71	5,263.49	824,215.60	1,163,396.57
(i)	Digital Banking	10,981.62	1,950.11	142,447.23	234,937.99
(ii)	Other Retail Banking	29,587.09	3,313.38	681,768.37	928,458.58
	Q4-2025
	Retail Banking	40,617.66	6,493.42	792,930.19	1,111,966.22
(i)	Digital Banking	10,724.74	1,876.32	145,898.56	208,095.33
(ii)	Other Retail Banking	29,892.92	4,617.10	647,031.63	903,870.89

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

7.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026 and the amount for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025.

For and on behalf of the Board of Directors

Rakesh Jha
Mumbai	Executive Director
April 18, 2026	DIN-00042075

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. No.	Particulars		Three months ended			Year ended
			March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
			(Q4-2026)[12]	(Q3-2026)	(Q4-2025)[12]	(FY2026)	(FY2025)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Interest earned (a)+(b)+(c)+(d)		49,593.75	48,363.84	48,386.92	195,218.46	186,331.47
	a)	Interest/discount on advances/bills	35,211.12	34,346.69	34,547.45	137,804.26	133,243.71
	b)	Income on investments	12,137.66	12,289.68	11,928.09	49,688.72	47,302.54
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,120.34	1,005.94	1,052.19	4,180.80	3,428.66
	d)	Others	1,124.63	721.53	859.19	3,544.68	2,356.56
2	Other income (e)+(f)		35,019.91	28,418.24	31,360.85	116,899.90	108,255.47
	e)	Premium and other operating income from insurance business	25,901.34	18,553.97	22,372.74	77,624.19	70,900.83
	f)	Others	9,118.57	9,864.27	8,988.11	39,275.71	37,354.64
3	TOTAL INCOME (1)+(2)		84,613.66	76,782.08	79,747.77	312,118.36	294,586.94
4	Interest expended		22,046.81	21,874.32	23,047.32	89,028.58	89,027.65
5	Operating expenses (g)+(h)+(i)		41,561.97	34,507.18	36,647.64	140,393.62	127,799.98
	g)	Employee cost	6,256.82	6,243.36	5,797.01	25,258.62	23,629.94
	h)	Claims and benefits paid and other expenses pertaining to insurance business	26,824.51	19,615.16	22,933.43	81,836.36	73,806.18
	i)	Other operating expenses	8,480.64	8,648.66	7,917.20	33,298.64	30,363.86
6	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		63,608.78	56,381.50	59,694.96	229,422.20	216,827.63
7	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		21,004.88	20,400.58	20,052.81	82,696.16	77,759.31
8	Provisions (other than tax) and contingencies		260.67	2,646.52	940.13	5,638.83	4,905.76
9	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)		20,744.21	17,754.06	19,112.68	77,057.33	72,853.55
10	Exceptional items		..	..	..	..	..
11	Add: Share of profit in associates		68.77	69.80	30.32	262.85	150.66
12	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)-(10)+(11)		20,812.98	17,823.86	19,143.00	77,320.18	73,004.21
13	Tax expense (j)+(k)		5,132.34	4,342.73	4,789.31	19,383.93	18,434.83
	j)	Current tax	4,832.29	4,395.78	4,390.79	18,709.57	17,497.17
	k)	Deferred tax	300.05	(53.05)	398.52	674.36	937.66
14	Less: Share of profit/(loss) of minority shareholders		925.58	943.15	851.47	3,728.55	3,540.18
15	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)-(14)		14,755.06	12,537.98	13,502.22	54,207.70	51,029.20
16	Extraordinary items (net of tax expense)		..	..	..	..	..
17	NET PROFIT FOR THE PERIOD (15)–(16)		14,755.06	12,537.98	13,502.22	54,207.70	51,029.20
18	Paid-up equity share capital (face value ₹ 2/- each)		1,432.23	1,430.35	1,424.60	1,432.23	1,424.60
19	Reserves excluding revaluation reserves					355,001.08	306,631.95
20	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (in ₹)		20.62	17.54	19.11	75.89	72.41
	Diluted EPS before and after extraordinary items, net of tax expense (in ₹)		20.36	17.29	18.84	74.77	71.14

1

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	March 31, 2026	December 31, 2025	March 31, 2025
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,432.23	1,430.35	1,424.60
Employee stock options/units outstanding	2,682.07	2,498.82	2,069.84
Reserves and surplus	358,946.11	344,816.06	310,411.47
Minority interest	16,510.96	16,931.21	14,836.74
Deposits	1,830,020.12	1,693,071.92	1,641,637.40
Borrowings (includes subordinated debt)	220,264.28	215,435.55	218,883.44
Policyholers' funds	296,499.07	312,968.68	294,305.56
Other liabilities and provisions	188,143.13	166,318.42	158,672.36
Total Capital and Liabilities	2,914,497.97	2,753,471.01	2,642,241.41

Assets
Cash and balances with Reserve Bank of India	121,237.19	63,747.80	120,240.91
Balances with banks and money at call and short notice	143,743.53	115,629.54	93,782.55
Investments	870,719.88	901,184.26	886,376.81
Advances	1,644,657.97	1,552,367.46	1,420,663.71
Fixed assets	17,420.34	17,015.31	15,812.42
Other Assets	106,169.01	93,039.78	96,905.58
Goodwill on consolidation	10,550.05	10,486.86	8,459.43
Total Assets	2,914,497.97	2,753,471.01	2,642,241.41

2

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Year Ended
		March 31, 2026	March 31, 2025
		(FY2026)	(FY2025)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		73,591.64	69,464.03

Adjustments for:
Depreciation and amortisation		3,122.65	2,690.38
Net (appreciation)/depreciation on investments		290.34	(102.32)
Specific provision for non-performing loans, restructured and standard loans		6,276.82	4,127.25
General provision for standard assets		835.54	701.14
Provision for contingencies & others		(867.56)	(722.74)
(Profit)/loss on sale of fixed assets and other assets		(288.62)	(43.91)
Employees stock options/units expense		968.70	790.15
	(i)	83,929.51	76,903.98
Adjustments for:
(Increase)/decrease in investments		6,075.31	7,501.41
(Increase)/decrease in advances		(230,271.07)	(164,019.75)
Increase/(decrease) in deposits		188,380.06	198,057.45
(Increase)/decrease in other assets		(13,493.83)	(517.64)
Increase/(decrease) in other liabilities and provisions[1]		49,253.39	22,996.27
	(ii)	(56.14)	64,017.74

Refund/(payment) of direct taxes	(iii)	(16,547.95)	(18,116.46)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	67,325.42	122,805.26
Cash flow from/(used in) investing activities
Purchase of fixed assets		(3,730.0)	(4,770.00)
Proceeds from sale of fixed assets		182.94	64.61
(Purchase)/sale of held to maturity securities		(9,466.53)	(72,582.97)
Net cash flow from/(used in) investing activities	(B)	(13,013.59)	(77,288.36)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		1,360.65	1,437.52
Proceeds from long-term borrowings		48,178.77	40,446.49
Repayment of long-term borrowings		(50,153.21)	(39,933.10)
Net proceeds/(repayment) of short-term borrowings		3,806.39	10,679.59
Dividend paid		(7,853.15)	(7,041.27)
Net cash flow from/(used in) financing activities	(C)	(4,660.55)	5,589.23
Effect of exchange fluctuation on translation reserve	(D)	1,305.98	148.43

Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		50,957.26	51,254.56

Cash and cash equivalents at beginning of the year		214,023.46	162,768.90
Cash and cash equivalents at end of the year		264,980.72	214,023.46

1.	Including adjustments for increase/(decrease) in Policyholders' funds.

2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

3

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on April 18, 2026.

2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (‘the RBI’) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Regulations’) as amended including relevant circulars issued by SEBI from time to time.

3.	During FY2026, the Bank has allotted 9,439,860 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.

4.	The Board of Directors has recommended a dividend of ₹ 12 per equity share for FY2026. The declaration and payment of dividend is subject to requisite approvals.

5.	At March 31, 2026, the Bank has 17 subsidiaries (including two step-down subsidiaries) and two associates. During Q1-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited, these entities ceased to be associates of the Bank. During Q2-2026, due to redemption of all units held in India Advantage Fund-III and India Advantage Fund-IV, these entities ceased to be associates of the Bank. During Q4-2026, due to redemption of all units held in ICICI Strategic Investment Fund, entity ceased to be consolidated as per Accounting Standard 21.

6.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognised a goodwill of ₹ 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for Q4-2026, Q3-2026 and FY2026 are not comparable with the previous periods.

7.	During Q3-2026, the Bank has acquired 2.0% additional equity stake in the ICICI Prudential Asset Management Company Limited (ICICI AMC) from Prudential Corporation Holdings Limited. Accordingly, the Bank recognised a goodwill of ₹ 2,063.28 crore in consolidated financial statements.

8.	The new Labour Codes were notified by the government during November 2025, pursuant to which the group charged an amount of ₹ 214.86 crore to the profit and loss account during the quarter ended December 31, 2025 based on certain estimates and assumptions. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Group’s staff emoluments from time to time.

9.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icici.bank.in/regulatory-disclosure.

10.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

11.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

12.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026 and the amount for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025.

13.	₹ 1.00 crore = ₹ 10.0 million.

4

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
		(Q4-2026)[10]	(Q3-2026)	(Q4-2025)[10]	(FY2026)	(FY2025)
		(Audited)	(Unaudited)	™(Audited)	(Audited)	(Audited)
1	Segment Revenue
a	Retail Banking	40,608.58	40,568.71	40,617.66	162,394.20	156,184.68
b	Wholesale Banking	23,114.71	22,169.86	21,535.91	87,847.28	82,436.21
c	Treasury	34,339.39	33,229.51	34,775.09	138,430.36	135,042.31
d	Other Banking	2,068.90	1,686.27	1,763.55	7,516.73	7,508.32
e	Life Insurance	22,511.95	15,459.02	19,449.14	65,472.05	60,224.24
f	General Insurance	7,343.90	7,365.75	6,466.22	28,890.61	25,651.09
g	Others	4,743.39	5,120.08	4,652.09	19,970.13	18,832.65
	Total segment revenue	134,730.82	125,599.20	129,259.66	510,521.36	485,879.50
	Less: Inter segment revenue	50,117.16	48,817.12	49,511.89	198,403.00	191,292.56
	Income from operations	84,613.66	76,782.08	79,747.77	312,118.36	294,586.94
2	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	6,927.01	5,263.49	6,493.42	23,244.23	21,621.04
b	Wholesale Banking	7,037.05	6,305.48	5,551.79	24,488.98	21,564.63
c	Treasury	3,740.48	3,085.29	4,462.54	17,250.94	18,750.32
d	Other Banking	501.99	236.04	408.63	1,702.73	1,451.19
e	Life Insurance	668.64	447.19	414.12	1,807.68	1,336.43
f	General Insurance	718.20	869.79	668.18	3,658.97	3,321.29
g	Others	1,850.90	2,185.16	1,784.33	8,378.42	7,423.08
	Total segment results	21,444.27	18,392.44	19,783.01	80,531.95	75,467.98
	Less: Inter segment adjustment	700.06	638.38	670.33	3,474.62	2,614.43
	Add: Share in profit of associates	68.77	69.80	30.32	262.85	150.66
	Profit before tax and minority interest	20,812.98	17,823.86	19,143.00	77,320.18	73,004.21
3	Segment assets
a	Retail Banking	878,848.27	824,215.60	792,930.19	878,848.27	792,930.19
b	Wholesale Banking	678,574.42	647,658.57	548,269.82	678,574.42	548,269.82
c	Treasury	762,478.76	672,631.54	722,733.26	762,478.76	722,733.26
d	Other Banking	110,716.07	96,415.44	102,559.47	110,716.07	102,559.47
e	Life Insurance	318,965.32	333,833.71	314,088.54	318,965.32	314,088.54
f	General Insurance	75,515.13	75,567.78	68,561.74	75,515.13	68,561.74
g	Others	103,525.82	114,489.71	102,968.20	103,525.82	102,968.20
h	Unallocated	4,262.13	4,482.81	5,533.91	4,262.13	5,533.91
	Total	2,932,885.92	2,769,295.16	2,657,645.13	2,932,885.92	2,657,645.13
	Less: Inter segment adjustment	18,387.95	15,824.15	15,403.72	18,387.95	15,403.72
	Total segment assets	2,914,497.97	2,753,471.01	2,642,241.41	2,914,497.97	2,642,241.41
4	Segment liabilities
a	Retail Banking	1,220,339.34	1,163,396.57	1,111,966.22	1,220,339.34	1,111,966.22
b	Wholesale Banking	644,705.85	553,096.38	555,997.39	644,705.85	555,997.39
c	Treasury	177,043.78	159,328.38	164,653.06	177,043.78	164,653.06
d	Other Banking	61,532.31	53,180.67	53,777.64	61,532.31	53,777.64
e	Life Insurance	306,122.59	320,112.28	302,298.83	306,122.59	302,298.83
f	General Insurance	60,039.48	58,487.67	54,036.44	60,039.48	54,036.44
g	Others	85,695.78	96,733.73	87,909.64	85,695.78	87,909.64
h	Unallocated	14,346.38	16,214.25	13,100.00	14,346.38	13,100.00
	Total	2,569,825.51	2,420,549.93	2,343,739.22	2,569,825.51	2,343,739.22
	Less: Inter segment adjustment	18,387.95	15,824.15	15,403.72	18,387.95	15,403.72
	Total segment liabilities	2,551,437.56	2,404,725.78	2,328,335.50	2,551,437.56	2,328,335.50
5	Capital employed	363,060.41	348,745.23	313,905.91	363,060.41	313,905.91
6	Total (4) + (5)	2,914,497.97	2,753,471.01	2,642,241.41	2,914,497.97	2,642,241.41

5

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

10.	The amounts for Q4-2026 are balancing figures between the figures as per the audited financial statements for FY2026 and the published figures for 9M-2026 and the amount for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025.

For and on behalf of the Board of Directors

Rakesh Jha
Mumbai	Executive Director
April 18, 2026	DIN-00042075

6

 Item 2

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditor’s Report

To the Board of Directors of ICICI Bank Limited

Report on the audit of the Standalone Annual Financial Results

Opinion

We have audited the accompanying standalone annual financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the year ended 31 March 2026, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone annual financial results:

a)	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations; and

b)	give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards, the relevant provisions of the Banking Regulation Act, 1949, the applicable circulars, directions and guidelines issued by the Reserve Bank of India (RBI) (“RBI Guidelines”), and other accounting principles generally accepted in India of standalone net profit and other financial information for the year ended 31 March 2026.

Basis for opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results section of our report. We are independent of the Bank, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the standalone annual financial results, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our opinion on the standalone annual financial results.

Page1 of 4

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Management’s and Board of Directors’ Responsibilities for the Standalone Annual Financial Results

These standalone annual financial results have been prepared on the basis of the standalone annual financial statements.

The Bank’s Management and the Board of Directors are responsible for the preparation and presentation of these standalone annual financial results that give a true and fair view of the net profit and other financial information in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone annual financial results, the Management and the Board of Directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Bank’s financial reporting process.

Page2 of 4

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone annual financial results.

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results (Continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

—	Identify and assess the risks of material misstatement of the standalone annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

—	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the Bank has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

—	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone annual financial results made by the Management and Board of Directors.

—	Conclude on the appropriateness of the Management’s and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

—	Evaluate the overall presentation, structure and content of the standalone annual financial results, including the disclosures, and whether the standalone annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters

a.	The standalone annual financial results include the results for the quarter ended 31 March 2026 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503EIGCZH3378	Membership No.: 101684 UDIN: 26101684FOIPBW2422

Place: Mumbai	Place: Mumbai
Date: 18 April 2026	Date: 18 April 2026

 Item 3

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditor’s Report
To the Board of Directors of ICICI Bank Limited
Report on the audit of the Consolidated Annual Financial Results

Opinion

We have audited the accompanying consolidated annual financial results of ICICI Bank Limited (hereinafter referred to as the “Bank”) and its subsidiaries (Bank and its subsidiaries together referred to as “the Group”), and its associates for the year ended 31 March 2026, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("Listing Regulations"), except for the disclosures prescribed by the Reserve Bank of India (the 'RBI') relating to consolidated Pillar 3 disclosures as at 31 March 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been audited by us.

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate / consolidated audited financial information of the subsidiaries and associates, the aforesaid consolidated annual financial results:

a.	include the annual financial results of the entities mentioned in Annexure I to the aforesaid consolidated annual financial results;

b.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, except for the disclosures prescribed by the RBI relating to consolidated Pillar 3 as at 31 March 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 9 to the Statement and have not been audited by us; and

c.	give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards, the relevant provisions of the Banking Regulation Act, 1949, the applicable circulars, directions and guidelines issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India of consolidated net profit and other financial information of the Group for the year ended 31 March 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results section of our report. We are independent of the Group and its associates in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the consolidated annual financial results, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us, along with the consideration of reports of the other auditors referred to in sub paragraph no.(a) and (b) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the consolidated annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Management’s and Board of Directors’ Responsibilities for the Consolidated Annual Financial Results

These consolidated annual financial results have been prepared on the basis of the consolidated annual financial statements.

The Bank’s Management and the Board of Directors are responsible for the preparation and presentation of these consolidated annual financial results that give a true and fair view of the consolidated net profit and other financial information of the Group including its associates in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and the IRDAI guidelines, as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the companies included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated annual financial results by the Management and the Board of Directors of the Bank, as aforesaid.

In preparing the consolidated annual financial results, the respective Management and the Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates is responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results (Continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the Bank has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the consolidated annual financial results made by the Management and Board of Directors.

–	Conclude on the appropriateness of the Management’s and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the consolidated annual financial results, including the disclosures, and whether the consolidated annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group and its associates to express an opinion on the consolidated annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of the bank included in the consolidated annual financial results of which we are the independent auditors. For the other entities included in the consolidated annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in sub paragraph no. (a), (b) and (c) of the “Other Matters” paragraph in this audit report.

We communicate with those charged with governance of the Bank and such other entities included in the consolidated annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results (Continued)

We also performed procedures in accordance with the circular No CIR/CFD/CMD1/44/2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

Other Matters

a.	The consolidated annual financial results include the audited financial results of 11 subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of Rs. 463,413 crores as at 31 March 2026, total revenue (before consolidation adjustments) of Rs. 108,473 crores, total net profit after tax (before consolidation adjustments) of Rs. 8,941 crores and net cash inflows (before consolidation adjustments) of Rs. 4,476 crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their respective independent auditors. The consolidated annual financial results also include the Group's share of total net profit after tax of Rs. 260 crores for the year ended 31 March 2026, as considered in the consolidated annual financial results, in respect of one associate whose financial information have been audited by their respective independent auditors. The independent auditor’s reports on financial information of these entities have been furnished to us by the management. Our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the reports of such auditors and the procedures performed by us are as stated in paragraph above.

b.	Further, 4 subsidiaries company whose annual financial information reflects total assets (before consolidation adjustments) of Rs. 35,053 crores as at 31 March 2026 and total revenues (before consolidation adjustments) of Rs. 5,883 crores and total net profit after tax (before consolidation adjustments) of Rs. 1,708 crores for the year ended 31 March 2026 respectively and the net cash inflows (before consolidation adjustments) of Rs. 3,504 crores for the year ended on 31 March 2026, as considered in the Statement has been audited by one of the joint auditors of the Bank and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the audit reports issued by the such auditors and the procedures performed by us are as stated in paragraph above.

c.	The consolidated annual financial results include the unaudited financial results of 3 subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of Rs. 61,017 crores as at 31 March 2026 total revenue (before consolidation adjustments) of Rs. 2,825 crores, total net profit after tax (before consolidation adjustments) of Rs. 382 crores and net cash outflows (before consolidation adjustments) of Rs. 376 crores for the year ended on that date, as considered in the consolidated annual financial results. These unaudited financial information have been furnished to us by the Board of Directors. The consolidated annual financial results also include the Group's share of total net profit after tax of Rs. 3 crores for the year ended 31 March 2026, as considered in the consolidated annual financial results, in respect of 5 associates. These unaudited financial information have been furnished to us by the Board of Directors and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates is based solely on such financial information. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial information are not material to the Group.

 Page4 of 8

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters (Continued)

Our opinion on the consolidated annual financial results is not modified in respect of the above matter with respect to our reliance on the work done and the reports of the other auditors and the financial information certified by the Board of Directors.

d.	The statutory auditors of ICICI Prudential Life Insurance Company Limited (‘IPRU), vide their audit report dated 14 April 2026 have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2026 is the responsibility of the Company’s Appointed Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company’.

Our opinion is not modified in respect of this matter.

The statutory auditors of ICICI Lombard General Insurance Company Limited (‘ILGIC ), vide their audit report dated 15 April 2026, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and the Premium Deficiency Reserve (‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company’.

Our opinion is not modified in respect of this matter.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters (Continued)

e.	The consolidated annual financial results include the results for the quarter ended 31 March 2026 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503SWLSBK2775	Membership No.: 101684 UDIN: 26101684INGXGG5657

Place: Mumba	Place: Mumbai
Date: 18 April 2026	Date: 18 April 2026

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in unaudited consolidated financial results.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Pension Fund Management Limited (formerly known as ICICI Prudential Pension Funds Management Company Limited)

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited)

19.	ICICI Strategic Investments Fund*

*Ceased to consolidate effective from 25 March 2026

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited*

21.	Fiserv Merchant Solutions Private Limited (formerly known as ICICI Merchant Services Private Limited)**

22.	India Infradebt Limited

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

23.	India Advantage Fund-III#

24.	India Advantage Fund-IV#

25.	Arteria Technologies Private Limited

*Ceased to be an associate of the Bank effective from 11 June 2025
**Ceased to be an associate of the Bank effective from 17 April 2025
#Ceased to be an associate of the Bank effective from 3 July 2025

 Page8 of 8

 Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 18, 2026

Performance Review: Quarter ended March 31, 2026

•	Profit before tax excluding treasury grew by 10.1% year-on-year to ₹ 18,209 crore (US$ 1.9 billion) in the quarter ended March 31, 2026 (Q4-2026)

•	Core operating profit grew by 5.1% year-on-year to ₹ 18,305 crore (US$ 1.9 billion) in Q4-2026

•	Profit after tax grew by 8.5% year-on-year to ₹ 13,702 crore (US$ 1.4 billion) in Q4-2026

•	Profit before tax excluding treasury grew by 7.1% year-on-year to ₹ 65,021 crore (US$ 6.9 billion) in the year ended March 31, 2026 (FY2026)

•	Core operating profit grew by 7.7% year-on-year to ₹ 70,401 crore (US$ 7.4 billion) in FY2026

•	Profit after tax grew by 6.2% year-on-year to ₹ 50,147 crore (US$ 5.3 billion) in FY2026

•	Consolidated profit after tax increased by 9.3% year-on-year to ₹ 14,755 crore (US$ 1.6 billion) in Q4-2026 and by 6.2% year-on-year to ₹ 54,208 crore (US$ 5.7 billion) in FY2026

•	Total period-end deposits grew by 11.4% year-on-year to ₹ 17,94,625 crore (US$ 189.2 billion) at March 31, 2026

•	Average current account and savings account (CASA) ratio was 38.6% in Q4-2026

•	Total loan portfolio grew by 15.8% year-on-year to ₹ 15,53,893 crore (US$ 163.9 billion) at March 31, 2026

•	Net NPA ratio was 0.33% at March 31, 2026

•	Total capital adequacy ratio was 17.18% and CET-1 ratio was 16.35%, on a standalone basis, at March 31, 2026 after reckoning the impact of proposed dividend

•	The Board has recommended a dividend of ₹ 12 per share for FY2026. The declaration and payment of dividend is subject to requisite approvals

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended March 31, 2026 (Q4-2026) and the year ended March 31, 2026 (FY2026). The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for FY2026.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury increased by 10.1% to ₹ 18,209 crore (US$ 1.9 billion) in Q4-2026 compared to ₹ 16,534 crore (US$ 1.7 billion) in the quarter ended March 31, 2025 (Q4-2025)

•	Core operating profit increased by 5.1% year-on-year to ₹ 18,305 crore (US$ 1.9 billion) in Q4-2026 from ₹ 17,425 crore (US$ 1.8 billion) in Q4-2025)

•	Net interest income (NII) increased by 8.4% year-on-year to ₹ 22,979 crore (US$ 2.4 billion) in Q4-2026 from ₹ 21,193 crore (US$ 2.2 billion) in Q4-2025.

•	Net interest margin was 4.32% in Q4-2026 compared to 4.30% in Q3-2026. The net interest margin in FY2026 was 4.32%, similar to FY2025.

•	Non-interest income, excluding treasury, increased by 5.6% year-on-year to ₹ 7,415 crore (US$ 782 million) in Q4-2026 from ₹ 7,021 crore (US$ 740 million) in Q4-2025

•	Fee income increased by 7.5% year-on-year to ₹ 6,779 crore (US$ 715 million) in Q4-2026 from ₹ 6,306 crore (US$ 665 million) in Q4-2025. Fees from retail, rural and business banking customers constituted about 78% of total fees in Q4-2026

•	Operating expenses increased by 12.0% year-on-year to ₹ 12,089 crore (US$ 1.3 billion) in Q4-2026 from ₹ 10,789 crore (US$ 1.1 billion) in Q4-2025

•	There was a treasury loss of ₹ 106 crore (US$ 11 million) in Q4-2026 as compared to loss of ₹ 157 crore (US$ 17 million) in Q3-2026 and gain of ₹ 239 crore (US$ 25 million) in Q4-2025

•	Provisions (excluding provision for tax) decreased to ₹ 96 crore (US$ 10 million) in Q4-2026 from ₹ 891 crore (US$ 94 million) in Q4-2025 reflecting healthy asset quality and higher recoveries and write-backs. At March 31, 2026, the Bank continued to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion), and additional standard asset provision of ₹ 1,283 crore (US$ 135 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio

•	Profit before tax increased by 7.9% year-on-year to ₹ 18,103 crore (US$ 1.9 billion) in Q4-2026 from ₹ 16,773 crore (US$ 1.8 billion) in Q4-2025

•	Profit after tax increased by 8.5% year-on-year to ₹ 13,702 crore (US$ 1.4 billion) in Q4-2026 compared to ₹ 12,630 crore (US$ 1.3 billion) in Q4-2025

•	Profit after tax increased by 6.2% year-on-year to ₹ 50,147 crore (US$ 5.3 billion) in FY2026 from ₹ 47,227 crore (US$ 5.0 billion) in the year ended March 31, 2025 (FY2025)

Credit growth

Total advances increased by 15.8% year-on-year and 6.0% sequentially to ₹ 15,53,893 crore (US$ 163.9 billion) at March 31, 2026. The retail loan portfolio grew by 9.5% year-on-year and 4.2% sequentially, and comprised 50.4% of the total loan portfolio at March 31, 2026. Including non-fund outstanding, the retail portfolio was 41.7% of the total portfolio at March 31, 2026. The business banking portfolio grew by 24.4% year-on-year and 7.6% sequentially at March 31, 2026. The rural portfolio grew by 25.6% year-on-year and 18.0% sequentially at March 31, 2026. The domestic corporate portfolio grew by 9.3% year-on-year and 3.1% sequentially at March 31, 2026. The domestic advances grew by 15.3% year-on-year and 5.6% sequentially at March 31, 2026.

Deposit growth

Total period-end deposits increased by 11.4% year-on-year and 8.1% sequentially to ₹ 17,94,625 crore (US$ 189.2 billion) at March 31, 2026. Average current and savings account deposits increased by 11.3% year-on-year and 2.7% sequentially in Q4-2026.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

With the addition of 126 branches during Q4-2026 and 528 branches in FY2026, the Bank had a network of 7,511 branches and 12,087 ATMs & cash recycling machines at March 31, 2026.

Asset quality

The gross NPA ratio was 1.40% at March 31, 2026 compared to 1.53% at December 31, 2025 and 1.67% at March 31, 2025. The net NPA ratio was 0.33% at March 31, 2026 compared to 0.37% at December 31, 2025 and 0.39% at March 31, 2025. The gross NPA additions were ₹ 4,242 crore (US$ 447 million) in Q4-2026 compared to ₹ 5,142 crore (US$ 542 million) in Q4-2025. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,068 crore (US$ 324 million) in Q4-2026 compared to ₹ 3,817 crore (US$ 402 million) in Q4-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,174 crore (US$ 124 million) in Q4-2026 compared to ₹ 1,325 crore (US$ 140 million) in Q4-2025. The Bank has written-off gross NPAs amounting to ₹ 1,768 crore (US$ 186 million) in Q4-2026. The provisioning coverage ratio on non-performing loans was 75.8% at March 31, 2026.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,496 crore (US$ 158 million) at March 31, 2026 from Rs. 1,666 crore (US$ 176 million) at December 31, 2025.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,519 crore (US$ 371 million) at March 31, 2026 compared to ₹ 3,392 crore (US$ 358 million) at December 31, 2025.

At March 31, 2026, the Bank holds total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to ₹ 22,710 crore (US$ 2.4 billion) or 1.5% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio. The Bank also continued to hold additional standard asset provision of ₹ 1,283 crore (US$ 135 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio.

Capital adequacy

The Bank’s total capital adequacy ratio at March 31, 2026 was 17.18% and CET-1 ratio was 16.35% after reckoning the impact of proposed dividend compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Dividend on equity shares

The Board has recommended a dividend of ₹ 12 per share (equivalent to dividend of US$ 0.25 per ADS) in line with applicable guidelines. The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The consolidated profit after tax increased to ₹ 14,755 crore (US$ 1.6 billion) in Q4-2026 from ₹ 13,502 crore (US$ 1.4 billion) in Q4-2025

Consolidated assets grew by 10.3% year-on-year to ₹ 29,14,498 crore (US$ 307.3 billion) at March 31, 2026 from ₹ 26,42,241 crore (US$ 278.6 billion) at March 31, 2025.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) increased to ₹ 10,641 crore (US$ 1.1 billion) in FY2026 from ₹ 10,407 crore (US$ 1.1 billion) in FY2025. Value of New Business (VNB) of ICICI Life increased to ₹ 2,629 crore (US$ 277 million) in FY2026 from ₹ 2,370 crore (US$ 250 million) in FY2025. The VNB margin was 24.7% in FY2026 compared to 22.8% in FY2025. The profit after tax increased to ₹ 1,600 crore (US$ 169 million) in FY2026 from ₹ 1,189 crore (US$ 125 million) in FY2025 and ₹ 609 crore (US$ 64 million) in Q4-2026 from ₹ 386 crore (US$ 41 million) in Q4-2025.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased to ₹ 28,712 crore (US$ 3.0 billion) in FY2026 from ₹ 26,833 crore (US$ 2.8 billion) in FY2025. The combined ratio stood at 103.4% in FY2026 compared to 102.8% in FY2025. The profit after tax of ICICI General grew by 10.5% to ₹ 2,772 crore (US$ 292 million) in FY2026 from ₹ 2,508 crore (US$ 264 million) in FY2025. The profit after tax of ICICI General increased to ₹ 547 crore (US$ 58 million) in Q4-2026 from ₹ 510 crore (US$ 54 million) in Q4-2025.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 763 crore (US$ 80 million) in Q4-2026 from ₹ 692 crore (US$ 73 million) in Q4-2025.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 422 crore (US$ 44 million) in Q4-2026 compared to ₹ 381 crore (US$ 40 million) in Q4-2025.

The profit after tax of ICICI Home Finance, as per Ind AS, was ₹ 249 crore (US$ 26 million) in Q4-2026 compared to ₹ 241 crore (US$ 25 million) in Q4-2025.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2025	Q4-2025	Q3-2026	Q4-2026	FY2026
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	81,165	21,193	21,932	22,979	88,075
Non-interest income	26,603	7,021	7,525	7,415	29,560
- Fee income	23,870	6,306	6,572	6,779	25,742
- Dividend income from subsidiaries	2,619	675	681	631	3,458
- Other income	114	40	272	5	360
Less:
Operating expense	42,372	10,789	11,944[1]	12,089	47,234
Core operating profit[2]	65,396	17,425	17,513	18,305	70,401
Provisions	4,683	891	2,556[3]	96	5,380[3]
Profit before tax excl. treasury	60,713	16,534	14,957	18,209	65,021
Treasury income	1,903	239	(157)	(106)	1,198
Profit before tax	62,616	16,773	14,800	18,103	66,219
Less:
Provision for taxes	15,389	4,143	3,482	4,401	16,072
Profit after tax	47,227	12,630	11,318	13,702	50,147

1.	Includes the impact of ₹145 crore (US$ 15 million) towards estimated additional provisions for employee expenses pursuant to the new Labour Codes

2.	Excluding treasury

3.	Following its annual supervisory review, Reserve Bank of India directed the Bank to make a standard asset provision of ₹ 1,283 crore (US$ 135 million) in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the PSL classification guidelines

4.	Prior period numbers have been re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

				₹ crore
	31-Mar-25	30-Sep-25	31-Dec-25	31-Mar-26
	Audited	Unaudited	Unaudited	Audited
Capital and liabilities
Capital	1,425	1,429	1,430	1,432
Employee stock options outstanding	2,070	2,317	2,499	2,682
Reserves and surplus	2,88,582	3,07,696	3,19,205	3,33,257
Deposits	16,10,348	16,12,825	16,59,611	17,94,625
Borrowings (includes subordinated debt)	1,23,538	1,11,818	1,12,335	1,24,994
Other liabilities and provisions[1]	92,277	1,00,186	95,511	1,15,541
Total capital and liabilities	21,18,240	21,36,271	21,90,591	23,72,531

Assets
Cash and balances with Reserve Bank of India	1,19,928	79,472	63,669	1,21,024
Balances with banks and money at call and short notice	65,634	57,209	82,670	1,09,311
Investments	5,04,757	4,99,592	4,94,642[2]	4,92,217[3]
Advances	13,41,766	14,08,456	14,66,154	15,53,893
Fixed assets	12,839	13,273	13,574	13,922
Other assets	73,316	78,269	69,882	82,164
Total assets	21,18,240	21,36,271	21,90,591	23,72,531

1.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at March 31, 2026

2.	The Bank purchased 2% additional shareholding in ICICI Prudential AMC from Prudential Corporation Holdings Limited for a consideration of ₹ 2,140 crore (US$ 226 million)

3.	The Bank infused ₹ 500 crore (US$53 million) in ICICI Home Finance

4.	The Bank acquired 100% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Limited for a consideration of ₹ 204 crore (US$ 22 million)

5.	Prior period figures have been re-grouped/re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 94.84

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: April 18, 2026	By:	/d/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Leadership Team